Athersys, Inc.
3201 Carnegie Avenue
Cleveland, Ohio 44115-2634
October 9, 2007

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Jeffrey Riedler, Assistant Director

Re:	BTHC VI, Inc.
Registration Statement on Form S-3, Amendment 2
Filed September 12, 2007
File Number 333-144433

Dear Mr. Riedler:
Athersys, Inc., a Delaware corporation that was formerly known as BTHC VI, Inc. (the “Company”), is submitting this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated September 26, 2007 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-3, Amendment 2, filed September 12, 2007.
Below are the Company’s responses to each comment in the Comment Letter. For the convenience of the staff, we have repeated each of the staff’s comments before the response.

FORM S-3

Collaborations and Parnerships, page 53
1.	We note your response to comment 3. Of the patents that are currently in effect under the agreements with Angiotech and Bristol-Myers Squibb, please state when the last-to-expire patents under these agreements are currently scheduled to expire.

Response:

The Company has revised page 53 of the registration statement to provide the date when the last-to-expire patent currently in effect covered under the Angiotech agreement is scheduled to expire. However, the Company has no knowledge of whether Bristol-Myers Squibb has any issued patents related to the collaboration and has included a statement to that effect in the registration statement on page 54.
2.	We note your response to comment 6. We continue to believe the information requested by the comment is material and should be disclosed. Since you have

Securities and Exchange Commission
October 9, 2007

requested confidential treatment for this information, we will resolve the disclosure issues in the confidential treatment review process.

Response:

Please see the Company’s response letter addressed to Greg Belliston at the Securities and Exchange Commission, dated September 27, 2007, which also serves as an amendment to its Application for Confidential Treatment.

Consolidated Financial Statements, page F-1

A. Background and Accounting Policies, page F-7

Revenue Recognition, page F-7
3.	Your revised disclosure as it relates to license revenue recognition policy is still vague. Please revise it to discuss the type(s) of license revenue you recognized during the periods presented. Your disclosure should consider whether the license agreements relate to the developed technologies and whether you may be required to perform any services. The disclosure should also discuss how you determine the timing and amount(s) to be recognized. Clarify when you consider the “required service” to be “completed” and how this relates to the license term.

Response:

The Company has revised pages 38 and F-7 of the registration statement to clarify the license revenue recognition policy.

M. Subsequent Events, page F-18
4.	Please tell us how you accounted for the change in the conversion ratio as you noted in your response to comment 12. Provide reference to the relevant accounting literature to support your accounting.

Response:

The Company’s management, in consultation with the Company’s independent public accounting firm, Ernst & Young LLP, revisited its analysis of the accounting for the change in the conversion ratios for the Company’s convertible preferred stock, and has now concluded that the transaction should have been accounted for as an induced conversion. The induced conversion results in a deemed dividend in the amount of $4.8 million, which increases the net loss attributable to common stockholders for the three- and six-month periods ended June 30, 2007. The Company considered EITF 98-5, EITF 00-27, EITF D-42 and FAS 84 in its analysis, and engaged the services of a valuation expert to assist in deriving the fair value of the common stock before and after the change to the conversion ratios.
The Company’s previously reported consolidated statements of operations for the three and six months ended June 30, 2007 did not reflect the $4.8 million amount in the net loss attributable to common stockholders. As a result, the previously reported basic and diluted net loss per common share were understated. Accordingly, the Company filed an amendment to its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and revised the unaudited financial information for the three and six months ended June 30, 2007 in its registration statement to reflect such amount in the net loss attributable to common stockholders.

Securities and Exchange Commission
October 9, 2007

N. Restatement Related to Merger, page F-19
5.	Since the exchange rate of 0.0358493 appears to have resulted from the merger, which you have retroactively reflected, please revise the number of preferred stock disclosed throughout your document, to consistently reflect the effect of the merger.

Response:

The Company has revised the number of shares of preferred stock disclosed throughout the registration statement to reflect the effect of the merger.
* * *
If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-431-9900
Sincerely,

ATHERSYS, INC.
/s/ Gil Van Bokkelen
Gil Van Bokkelen